As filed with the Securities and Exchange Commission on April 7, 2014

Registration No. 333-193967

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1/A

(Amendment No. 1)

REGISTRATION STATEMENT UNDER THE

SECURITIES ACT OF 1933

PRESTON CORP.

(Name of Small Business Issuer in Its Charter)

Nevada (State or Other Jurisdiction of Incorporation or Organization)	1040 (Primary Standard Industrial Classification Code Number)	46-4474279 (I.R.S. Employer Identification No.)

311West Third Street, Suite 4001 Carson City, NV 89703 (775) 345-3449
(Address and Telephone Number of Principal Executive Offices)

Laurence Stephenson 311 West Third Street, Suite 4001 Carson City, NV 89703 (775) 345-3449
(Name, Address and Telephone Number of Agent For Service)

Copy to:
William Barnett, Esq. Barnett & Linn 23945 Calabasas Road, Suite 115 Calabasas, CA 91302 (818) 436-6410

Approximate Date of Commencement of Proposed Sale to the Public: as soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 , check the following box.      ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.   ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (3)
Common Stock	47,552,~~40071,400,000~~	$0.05	$2,377,620~~3,570,000~~	$459.82

 (1) In accordance with Rule 416(a), the registrant is also registering hereunder an indeterminate number of shares that may be issued and resold resulting from stock splits, stock dividends or similar transactions.

 (2) Estimated in accordance with Rule 457(o) of the Securities Act of 1933 solely for the purpose of computing the amount of the registration fee. The offering price has been arbitrarily determined by Preston and bears no relationship to assets, earnings, or any other valuation criteria. No assurance can be given that the shares offered hereby will have a market value or that they may be sold at this, or at any price.

 (3) The registration fee for securities to be offered to the public, which has been previously paid, is based on an estimate of the Proposed Maximum Aggregate Offering Price of the securities, and such estimate is solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

 (4) Represents shares of the registrant’s common stock being registered for resale that have been issued to the Selling Stockholders named in this registration statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  The Selling Stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell securities, and we are not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL~~FEBRUARY~~ __, 2014

PROSPECTUS

PRESTON CORP.

47,552,400~~71,400,000~~ Shares of Common Stock

This prospectus relates to the sale by certain Selling Stockholders identified in this prospectus (the “Selling Stockholders”) of up to an aggregate of ~~71~~47,552,400~~,400,000~~ shares of Preston Corp. common stock, par value $0.001 per share (“Common Stock”)   All of such shares of Common Stock are being offered for resale by the Selling Stockholders in accordance with the methods and terms described in the section of this prospectus entitled “Plan of Distribution”.

Our Common Stock is presently not traded on any market or securities exchange. The Selling Stockholders have not engaged any underwriter in connection with the sale of their shares of Common Stock.  The Common Stock being registered in this registration statement may be sold by Selling Stockholders at a fixed price of $0.05 per share until our Common Stock is quoted on the OTC Bulletin Board (“OTCBB”) and thereafter at a prevailing market prices or privately negotiated prices or in transactions that are not in the public market. There can be no assurance that a market maker will agree to file the necessary documents with the Financial Industry Regulatory Authority (“FINRA”), nor can there be any assurance that such an application for quotation will be approved. Consequently, the purchaser in this offering may be receiving an illiquid security.

Preston will pay all expenses incurred in connection with the offering described in this prospectus, except for the brokerage expenses, fees, discounts and commissions, which will be paid by the Selling Stockholders. Our Common Stock is more fully described in the section of this prospectus entitled “Description of Securities”.

The Selling Stockholders are "underwriters" within the meaning of the Securities Act of 1933, as amended, with respect to all shares being offered hereby.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and will therefore be subject to reduced public company reporting requirements.

AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. See "Risk Factors" beginning on page 4 for risks of an investment in the securities offered by this prospectus, which you should consider before you purchase any shares.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is ______________, 2014.

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	3

PROSPECTUS SUMMARY	3

RISK FACTORS	4

USE OF PROCEEDS	7

DETERMINATION OF OFFERING PRICE	8

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	8

DESCRIPTION OF BUSINESS	8

DESCRIPTION OF PROPERTY	11

MANAGEMENT’S DISCUSSION AND ANAYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	17

LEGAL PROCEEDINGS	20

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS	20

EXECUTIVE COMPENSATION	21

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	22

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	22

DESCRIPTION OF SECURITIES TO BE REGISTERED	23

SELLING STOCKHOLDERS	24

PLAN OF DISTRIBUTION	26

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	28

LEGAL MATTERS	29

EXPERTS	29

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	29

WHERE YOU CAN FIND MORE INFORMATION	29

FINANCIAL STATEMENTS	F-1

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus and in any prospectus supplement we may file relate to future events concerning our business and to our future revenues, operating results, and financial condition. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “forecast,” “predict,” “propose,” “potential,” or “continue” or the negative of those terms or other comparable terminology.

Any forward looking statements contained in this prospectus or any prospectus supplement are only estimates or predictions of future events based on information currently available to our management and management’s current beliefs about the potential outcome of future events. Whether these future events will occur as management anticipates, whether we will achieve our business objectives, and whether our revenues, operating results, or financial condition will improve in future periods are subject to numerous risks. The section of this prospectus captioned “Risk Factors,” beginning on page 4, provides a summary of the various risks that could cause our actual results or future financial condition to differ materially from forward-looking statements made in this prospectus. The factors discussed in this section are not intended to represent a complete list of all the factors that could adversely affect our business, revenues, operating results, or financial condition. Other factors that we have not considered may also have an adverse effect on our business, revenues, operating results, or financial condition, and the factors we have identified could affect us to a greater extent than we currently anticipate. Before making any investment in our securities, we encourage you to carefully read the information contained under the caption “Risk Factors,” as well the other information contained in this prospectus and any prospectus supplement we may file.

We have not authorized anyone to provide information different from that contained in this prospectus.  This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.  The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Common Stock.  In this prospectus, references to “Preston,” “Preston’s”, the “Company,” “we,” “us” and “our” refer to Preston Corp., a Nevada corporation.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by the information contained elsewhere in this prospectus.  You should read the entire prospectus, including “Risk Factors” and the financial statements before making an investment decision.

Description of Business:

We are an exploration stage company that has not realized any revenues to date.  From our inception (January 29, 2013) through December 31,~~September 30~~, we have accumulated a net loss of $24,718~~13,972~~.  Our business is the acquisition and exploration of mining properties located in the state of Nevada, with the objective of identifying potential gold and silver ore deposits.  We have commenced an exploration program on our mineral lease located in Esmeralda County, Nevada, at Oasis Divide, Nevada.    On November 15, 2013, we acquired four federal lode mining claims in the Oasis Divide area of Esmeralda County in Nevada, known as the Silver Oasis #1- #4. A description of our business begins on page 8 of this prospectus.

The Offering:

This offering relates to the resale by Selling Stockholders of shares of our Common Stock. The Selling Stockholders and the number of shares that may be sold by each are set forth beginning on page 25 of this prospectus.

Shares to be Sold:

47,552,400~~71,400,000~~ shares of our Common Stock.  A description of our Common Stock is set forth on page 22 of this prospectus.

Manner of Sale:

The shares of our Common Stock may be sold by Selling Stockholders at a fixed price of $0.05 per share until our Common Stock is quoted on the OTC Bulletin Board.  A description of the manner in which sales may be made is set forth in this prospectus under “Plan of Distribution” beginning on page 24 of this prospectus.

Use of Proceeds:

We will not receive any of the proceeds from the sale of our Common Stock. The Selling Stockholders will receive all of the proceeds.

Risk Factors:

The Common Stock offered hereby involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investment.  A discussion of additional risk factors relating to our stock, our business and this offering begins on page 4 of this prospectus.

SUMMARY OF FINANCIAL INFORMATION

The following table provides summary financial statement data as of the fiscal year ended September 30, 2013 and for the three months ended December 31, 2013. The financial statement data as of the fiscal year ended September 30, 2013 has been derived from our audited financial statements and for the three months ended December 30, 2013, has been derived from our unaudited financial statements. The results of operations for past accounting periods are not necessarily indicative of the results to be expected for any future accounting period. The data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our financial statements and the related notes included in this prospectus.

BALANCE SHEET	As of September 30, 2013	As of December 31, 2013 (Unaudited)
Total Assets	$8,428	$20,282
Total Liabilities	$1,400	$1,400
Stockholder’s Equity	$7,028	$18,882

OPERATING DATA	Year Ended September 30, 2013	Three Months Ended December 30, 2013 (unaudited)
Revenue	$0.00	$0.00
Net Loss	$(13,972)	$(10,746)
Net Loss Per Share	$(0.00)	$(0.00)

~~The following table provides summary financial statement data as of the fiscal year ended September 30, 2013. The financial statement data as of the fiscal year ended September 30, 2013, has been derived from our audited financial statements. The results of operations for past accounting periods are not necessarily indicative of the results to be expected for any future accounting period. The data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our financial statements and the related notes included in this prospectus, and the statements and related notes included in this prospectus.~~

~~BALANCE SHEET~~	~~As of September 30, 2013~~
~~Total Assets~~	~~$~~	~~8,428~~
~~Total Liabilities~~	~~$~~	~~1,400~~
~~Stockholders’ Equity~~	~~$~~	~~7,028~~

~~OPERATING DATA~~	~~Year Ended September 30, 2013~~
~~Revenue~~	~~$~~	~~0.00~~
~~Net Loss~~	~~$~~	~~(13,972)~~
~~Net Loss Per Share~~	~~$~~	~~(0.00)~~

   RISK FACTORS

Please consider the following risk factors and other information in this prospectus relating to our business and prospects before deciding to invest in our common stock.

This offering and any investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in this prospectus before deciding whether to purchase our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed. The value of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Preston considers the following to be the material risks for an investor regarding this offering. Preston should be viewed as a high-risk investment and speculative in nature. An investment in our Common Stock may result in a complete loss of the invested amount. Please consider the following risk factors before deciding to invest in our Common Stock.

Risks Related to Our Business

We will need additional financing to expand our business plan.

We will require additional financing to initiate and sustain our business operations. Our working capital as of December 31, 2013 was $17,428. We do not currently have any arrangements for additional financing and we can provide no assurance to investors that we will be able to find additional financing as required.  Obtaining additional financing would be subject to a number of factors, including market prices for minerals, investor acceptance of our properties, and the general economic climate.  These factors may make the timing, amount, terms or conditions of additional financing unfavorable to us.  The most likely source of future funds would most likely be through the sale of additional equity capital and loans.  Any sale of additional shares will result in dilution to existing stockholders, while incurring additional debt may result in encumbrances on our property and future cash flows. The inability of Preston to gain access to capital markets or obtain acceptable financing will have a material adverse effect upon the results of our operations and our financial condition. The proceeds from the sale of the securities offered in this registration statement will go directly to the Selling Stockholders holder and not to Preston. As such, this offering might negatively affect our ability to raise needed funds through a primary offering of our securities in the future.

We estimate that we will require, over the next 12 months, approximately $147,000 to implement our exploratory plans. Such monies would be used as follows:

Phase 2 mineral exploration of Silver Oasis claims	$40,000
Employee salaries-current and new hires	$37,000
G & A expenses	$25,000
Legal and Accounting	$25,000
Costs of operating as a public company	$20,000
Total	$147,000

We have no proven reserves .

No proven reserves have been discovered at any of the exploration properties where we have mineral rights.  Although we have geological reports and assay reports that indicate possible mineralized material on our Silver Oasis #1- #4 lode claims in Esmeralda County, Nevada, the probability of any of the exploration properties ever having reserves that are commercially viable has not been verified.   Only after further exploration can a determination be made as to the economic feasibility of a mining venture.  The failure to locate proved reserves at the exploration properties we own would render those properties valueless.  If those mineral rights are found to be valueless, or if we run out of funds prior to discovering proved reserves at these locations, then we may have to cease operations, which would impair the value of our common stock to the point investors may lose their entire investment.

Because there is no assurance when we will generate revenues, we may deplete our cash reserves and not have sufficient outside sources of capital to complete our exploration or mining programs.

We have not earned any revenues as of the date of this prospectus and have never been profitable.  To date, we have been involved primarily in financing activities and limited exploration activities.  We do not have an interest in any revenue generating properties.  Prior to our being able to generate revenues, we will incur operating and exploration expenditures without realizing any revenues.  We therefore expect to incur significant losses into the foreseeable future.  Our net loss for the fiscal year ended December 31~~September 30,~~ 2013 was $13,972.

The auditor’s report states there is substantial doubt about the ability of Preston to continue its operations as a going concern.

In their audit report dated January 21, 2014, our auditors have expressed an opinion that substantial doubt exists as to whether we can continue as an ongoing business. Although, as of December 31, 2013 we had working capital of $17,428, ~~we currently have working capital of approximately $5,574,~~ we have not yet generated any operating revenues.  Our cash reserves will be used to primarily fund ongoing plans at our four mineral leases.  However, our inability to generate revenues could eventually inhibit our ability to continue in business or achieve our business objectives.  Therefore any purchaser of our shares may be investing in a company that will not have the funds necessary to develop its business strategies. In addition, because of this “going concern” opinion it may be more difficult to attract investors.

Because of the speculative nature of exploration of natural resource properties, there is substantial risk that we will not find commercially viable gold or silver ore deposits which would reduce our realization of revenues.

There is little chance that any of the claims we explore or acquire will contain commercially exploitable reserves of gold or silver minerals.  Exploration for natural resources is a speculative venture involving substantial risk.  Hazards such as unusual or unexpected geological formations and other conditions often result in unsuccessful exploration efforts.  Success in exploration is dependent upon a number of factors including, but not limited to, quality of management, quality and availability of geological expertise and availability of exploration capital.  Due to these and other factors, no assurance can be given that our exploration programs will result in the discovery of new mineral reserves or resources.

Although we have commenced business operations, we face a high risk of business failure.

We were incorporated on January 29, 2013 and to date have been involved primarily in organizational activities, the acquisition of the ~~May claims and the~~ Silver Oasis Claims and carrying out the first phase of the recommended exploration program on these~~one of those~~ claims.  We have not earned any revenues as of the date of this prospectus.  Potential investors should be aware of the difficulties normally encountered by new mineral exploration companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral property that we plan to undertake.  These potential problems include, but are not limited to, unanticipated problems relating to exploration, and additional costs and expenses that may exceed current estimates.

Prior to completion of our exploration stage, we anticipate that we will incur increased operating expenses without realizing any revenues.  We therefore expect to incur significant losses into the foreseeable future.  We recognize that if we are unable to generate significant revenues from development of the claims at our two locations, we will not be able to earn profits or continue operations.  There is no history upon which to base any assumption as to the likelihood that we will prove successful, and it is doubtful that we will generate any operating revenues or ever achieve profitable operations.  If we are unsuccessful in addressing these risks, our business will most likely fail.

If we are unable to hire and retain key personnel, we may not be able to implement our business plan.

We are substantially dependent upon the continued services of Laurence Stephenson, our President, CEO and director. While Mr. Stephenson expects to spend 30% of his time assisting our company and our business, there can be no assurance that his services will remain available to us.  If Mr. Stephenson’s services are not available to us, we will be materially and adversely affected.  While Mr. Stephenson considers his investment of time and money in our company of significant personal value, there is no assurance that he will continue to provide his services to us.   Our success is also largely dependent on our ability to hire highly qualified personnel.  This is particularly true in the highly technical business such as mineral exploration.  These individuals are in high demand and we may not be able to retain the personnel we need.

In addition, we may not be able to afford the high salaries and fees demanded by qualified personnel, or may lose such employees after they are hired.  Failure to hire key personnel when needed, or on acceptable terms, to carry out our exploration and mining programs would have a significant negative effect on our business.

Mr. Stephenson, our sole executive officer and director controls our business and may make decisions that are not in the best interests of minority stockholders.

Mr. Stephenson owns approximately 58% of the outstanding shares of our common stock.  Accordingly, he will have a significant influence in determining the outcome of all corporate transactions or other matters submitted to the stockholders for approval, including election of directors, amendment of charter documents, mergers, consolidations, and the sale of all or substantially all of our assets.  The interests of our executive officer and director may differ from the interests of the other stockholders and thus result in corporate decisions that are disadvantageous to other stockholders.

The probability of our mining prospects not showing commercially viable amounts of gold or silver ore deposits is great.

The probability of our exploration program identifying individual prospects having commercially significant reserves cannot be predicted.  It is likely that the properties explored will not contain any commercially significant reserves.  As such, substantial funds may be spent on exploration which may identify no claims having commercial development potential.

Mining operations are subject to extensive federal and state regulation, which increases the costs of compliance and possible liability for non-compliance.

Mining is subject to extensive regulation by state and federal regulatory authorities.  State and federal statutes regulate environmental quality, safety, exploration procedures, reclamation, employees’ health and safety, use of explosives, air quality standards, pollution of stream and fresh water sources, noxious odors, noise, dust, and other environmental protection controls as well as the rights of adjoining property owners.  We believe that we are currently operating in compliance with all known safety and environmental standards and regulations applicable to our Nevada properties.  However, there can be no assurance that our compliance could be challenged or that future changes in federal or Nevada laws, regulations or interpretations thereof will not have a material adverse affect on our ability to resume and sustain exploration operations.

Compliance with corporate governance and public disclosure regulations may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, and new regulations issued by the Securities and Exchange Commission, are creating uncertainty for companies, which could result in compliance deficiencies. In order to comply with these regulations, we may need to invest substantial resources to comply with evolving standards, and this investment would result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Our sole officer~~s~~ and director~~s~~ has ~~have~~ limited liability and has~~ve~~ indemnification rights

Our Certificate of Incorporation and by-laws provide that we will indemnify our officers and directors against losses sustained or liabilities incurred which arise from any transaction in that officer’s or director’s respective managerial capacity unless that officer or director violates a duty of loyalty, did not act in good faith, engaged in intentional misconduct or knowingly violated the law, approved an improper dividend, or derived an improper benefit from the transaction.

We are an “emerging growth company” under the JOBS Act of 2012 and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies (other than smaller reporting companies) that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We are also currently able to take advantage of these exemptions as a smaller reporting company. In addition, emerging growth companies are entitled to take advantage of exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. By comparison, smaller reporting companies (unless they are also emerging growth companies) are subject to the requirements of holding nonbinding advisory votes on executive compensation, and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Furthermore, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards.

We will remain an “emerging growth company” for up to five years, although we will lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30.

Our status as an “emerging growth company” under the JOBS Act of 2012 may make it more difficult to raise capital as and when we need it.

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company” and because we will have an extended transition period for complying with new or revised financial accounting standards, we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

Risks Related to Our Stock

We will need to raise funds through debt or equity financings in the future, which would dilute the ownership of our existing stockholders and possibly subordinate certain of their rights to the rights of new investors or creditors.

We may choose to raise additional funds in debt or equity financings if they are available to us on terms we believe reasonable to increase our working capital, strengthen our financial position or to make acquisitions.  Any sales of additional equity or convertible debt securities would result in dilution of the equity interests of our existing stockholders, which could be substantial. Additionally, if we issue shares of preferred stock or convertible debt to raise funds, the holders of those securities might be entitled to various preferential rights over the holders of our Common Stock, including repayment of their investment, and possibly additional amounts, before any payments could be made to holders of our Common Stock in connection with an acquisition of the Company.  Such additional debt, if authorized, would create rights and preferences that would be senior to, or otherwise adversely affect, the rights and the value of our Common Stock. Also, new investors may require that we and certain of our stockholders enter into voting arrangements that give them additional voting control or representation on our board of directors.

We may engage in future acquisitions that dilute our stockholders and cause us to incur debt or assume contingent liabilities.

As part of our strategy, we expect to review opportunities to acquire or participate in the exploration of other mining properties that would complement our current exploration or mining program, or that may otherwise offer growth opportunities. In the event of any future acquisitions, we could:

•   issue stock that would dilute current stockholders' percentage ownership;

•   incur debt; or

•   assume liabilities.

If a market for our Common Stock does not develop, shareholders may be unable to sell their shares and will incur losses as a result.

There is currently no market for our common stock and no certainty that a market will develop. We intend to have our securities quoted on the Over the counter Bulletin Board (OTCBB).  For this to happen, we must contact an authorized OTCBB market maker for sponsorship of our securities on the OTCBB. Only authorized OTCBB market makers can apply to quote securities on the OTCBB.  There is no guarantee, however, that our stock will become quoted on the OTCBB.  If our common stock becomes quoted on the OTCBB and a market for the stock develops, the actual price of stock will be determined by prevailing market prices at the time of sale or by private transactions negotiated by the Selling Stockholders.  If no market is ever developed for our shares, it will be difficult for shareholders to sell their stock. In such a case, shareholders may find that they are unable to achieve benefits from their investment.

Once publicly trading, the application of the “penny stock” rules could adversely affect the market price of our Common Stocks and increase shareholder transaction costs to sell those shares. The Securities and Exchange Commission (“SEC”) has adopted Rule 3a51-1 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, Rule 15g-9 require:

•   that a broker or dealer approve a person ’ s account for transactions in penny stocks; and

•   the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased

In order to approve a person ’ s account for transactions in penny stocks, the broker or dealer must:

•   obtain financial information and investment experience objectives of the person; and

•   make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form:

•   sets forth the basis on which the broker or dealer made the suitability determination; and

•   that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

•   Generally, brokers may be less willing to execute transactions in securities subject to the “ penny stock ” rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

USE OF PROCEEDS

The Common Stock offered by this prospectus is being registered for the account of the Selling Stockholders.  We will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. Please read “Selling Stockholders” for a list of the persons that will receive proceeds from the sale of common stock owned by them pursuant to this prospectus.

DETERMINATION OF THE OFFERING PRICE

There has been no public market for our common shares.  The price of the shares we are offering was arbitrarily determined at $0.05 per share.  We believe that this price reflects the amount that a potential investor would be willing to pay to invest in our company at this initial stage of our development.  Because we have no significant operating history and have not generated any revenues to date, the price of our common stock is not based on past earnings, nor is the price of our common stock indicative of the current market value of the assets owned by us.  No valuation or appraisal has been prepared for our business and potential business expansion.

We arbitrarily determined the price and it bears no relationship whatsoever to our business plan, the price paid for our shares by our founders, our assets, earnings, book value or any other criteria of value.  The offering price should not be regarded as an indicator of the future market price of the securities, which is likely to fluctuate.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There is presently no public market for our Common Stock.  We intend applying for the quoting of our Common Stock on the OTCBB upon effectiveness of the registration statement of which this prospectus forms apart.  However, there is no assurance that our Common Stock will be quoted on the OTCBB or, if quoted, that a public market will develop.

Holders of Our Common Stock

As of ~~January~~ March 31,~~31,~~ 2014, there were 35 holders of record of our Common Stock.

Dividend Policy

We have never declared or paid any cash dividends on our Common Stock.  We currently anticipate that we will retain all future earnings for the expansion and operation of our business and do not anticipate paying cash dividends in the foreseeable future.

Securities Authorized For Issuance under Equity Compensation Plans

We do not have any compensation plans under which equity securities are authorized for issuance.

Shares Issuable Upon Conversion of Convertible Debentures

We do not have any issued or outstanding convertible debentures or any other securities that are convertible into our Common Stock.

DESCRIPTION OF BUSINESS

General

We are pursuing a business strategy whereby we will invest in, explore and if warranted, conduct mining operations of our current mining properties.   Currently, our principal assets include a 100% interest in four federal lode mining claims, known as the Silver Oasis #1-#4 located in Esmeralda County, Nevada (the “Silver Oasis Claims”).

Currently we do not know of any commercially viable mineral deposits existing on the Silver Oasis Claims.  Mineral property exploration is typically conducted in phases.  We have completed the first phase of the recommended exploration program on the Silver Oasis Claims.  The program was finalized on December, 2013 by our geologist, Charles P. Watson, President of Advanced Geologic Exploration, Inc.  The first phase cost $9,000 which included the staking of the property.   The exploration program was recommended by our geologist Advanced Geologic Exploration, Inc., in its Phase 1 Reconnaissance Sampling Report dated December 31, 2013, based on his evaluation of the property, its history and the surrounding geological setting. Our primary focus is in the exploration of silver deposits.  The geographical area in and around our claims have shown strong silver and base metal mineralization.  Further exploration is required.  Whether or not we will discover commercially viable mineral deposits will depend on this further exploration.

Our independent geologist is Charles P. Watson, President of Advanced Geologic Exploration, Inc.

Our plan of operation is to continue exploration work on the Silver Oasis Claims.  There is no assurance that an economic mineral deposit exists on the Silver Oasis Claims.  Even if we complete our proposed exploration program on the Silver Oasis Claims and we are successful in identifying a mineral deposit, we would have to spend substantial funds on further drilling and engineering studies before we will know if we have a commercially viable mineral deposit.

Our corporate and mailing address is 311 West 3rd Street, Suite 4001, Carson City, Nevada 89703 and our telephone number is (775) 345.3449.

If our exploration program is not successful or if insufficient funds are available to carry out such exploration program, then we will not be able to execute our business plan.

Business

We are an “exploration stage” company engaged in the search and/or verification of ore deposits (reserves) in our property.  From our inception (January 29, 2013) to date, we have not realized any revenues.  Our accumulated net loss through December 31~~September 30~~, 2013, is $24,718~~13,972~~. Our business is to acquire and explore various mining properties located in the state of Nevada.  While we currently plan to fund and conduct these activities ourselves, we may in the future outsource some of these activities through the use of various joint venture, royalty or partnership arrangements, pursuant to which other companies would agree to finance and carry out the exploration and possible future development programs on our mining properties.  Our current plan will require the hiring of various mining employees to perform exploration and mining activities for our various mining properties.

Properties

Background and History

In September, 2013 we purchased the Silver Oasis claims from Advanced Geologic Exploration, Inc. (“Advanced”). Advanced had mapped and staked the claim sites.  We purchased the claims and retained Advanced to complete and deliver to us a “Phase 1 Reconnaissance Sampling Report” (“Phase 1 Report”) for a total of $9,000.

The Phase 1 Report, which was completed and delivered to us in December, 2013, included encouraging results for a potential economic silver deposit.  The project consisted of the reconnaissance of historic prospects within the “Paymaster Zone” of the Palmetto-Windypah mining district and the collection of eight rock samples.  Independent laboratory results confirmed field observations of elevated silver mineralization in the outcrops as three samples reported over 1.0 gram-per-ton of silver and one over 5 grams-per-ton silver.  Two distinct alteration suites were identified and both contained elevated silver, suggesting that a complex ore genesis contained elevated silver throughout its ore generation processes.

All of the claims Preston has are federal lode mining claims and were originally located by Advanced Geologic Exploration, then transferred to the Company via a quitclaim deed. The Company now owns the mineral rights of the federal lode mining claims. Each claim was properly located and filed with the appropriate regulatory agencies. The claim names, numbers filing dates are clearly presented on the Location Certificates and referred to in the Phase 1 report. Claim Location Maps clearly denote the location of the lode claims with respect to physical location to fixed geo-references. The claims are lode claims and exploration claims.  They are state and federal claims and all of the claims are unpatented claims.   Annual maintenance fees will be paid by the Company prior to their expiration to secure the minerals throughout the mineral year.  The fee is $140 per claim per year due on or before August 31 of each year due to the Bureau of Land Management (“BLM”).  Also due yearly is an $18 per claim to Esmeralda county.  All fees have been made through December 31, 2013~~for the year ending August 31, 2013~~ by the Company.

The “Paymaster Zone” of the Palmetto mining district is noted for high-grade silver veins and considering the Silver Oasis claims are located at the north end of this zone, it is likely that these results are indicative of a large “sleeper” silver deposit. Well-documented surface leaching of silver in the Silver Peak and Palmetto mining districts confused early prospectors and it was only after subsurface exploration was conducted that the rich silver veins were discovered. A number of nearby silver and gold mines are currently in operation.

Assay results also reported elevated copper, lead, zinc and tungsten mineralization, however, only trace gold was observed. Considering these elevated ancillary minerals and the large spatial distribution of the alteration haloes, recommendations are presented for the advancement of a Phase 2 program that would include additional surface and subsurface rock sampling and additional land acquisitions.

Plan for Silver Oasis Claims

The Phase 1 reconnaissance exploration and sampling program results are very encouraging and suggest that high-grade silver mineralization could occur at depth. The “Paymaster Zone” of the Palmetto mining district is noted for high-grade silver veins and considering the Silver Oasis claims are located at the north end of that zone, it is likely that these results are indicative of a “sleeper”

silver deposit. Moreover, the association of silver mineralization in both the massive quartz vein and iron oxide mineralization suites indicates that the complex ore genesis contained elevated silver throughout its processes. Coupled with the base metal counterparts and the large spatial distributions of the alteration haloes, the Silver Oasis claims have an excellent potential for economic silver deposit.

Other base metal mineralization, such as copper, lead, zinc and tungsten, is observed in nearly every sample and suggests that a complex poly-metallic ore geneses. This high-grade mineralization is consistent with other accounts from other mines found in the mining district

It is recommended that a Phase 2 mineral exploration and land acquisition program be conducted immediately and consider the following

1.

Additional prospects are observed around the boundaries of the Silver Oasis claim block. These prospects should be sampled, assayed and acquired through additional claim staking if positive results are returned.

2.

Vicinity and local detailed geological mapping should be conducted with particular attention paid to the alteration suites.

3.

Conduct a detailed rock sampling program with between 100-200 samples to better define the alteration suites, their spatial distribution and level of surface mineralization.

4.

Begin the permitting process for subsurface mineral sampling through exploration test pits or through dozer cuts. Planning should also address the possibility of using the disturbance in the anticipation of a future diamond drill program.

5.

Research land status of nearby claims for possible acquisition.

Industry Overview

The gold mining and exploration industry has experienced several factors recently that are favorable to us as described below.   The spot market price of an ounce of gold has increased from a low of $253 in February 2001 to a high of $1,300 in December of 2013.  This current price level has made it economically more feasible to produce gold as well as made gold a more attractive investment for many.

By industry standards, there are generally four types of mining companies.  We are considered an “exploration stage” company.  Typically, an exploration stage mining company is focused on exploration to identify new, commercially viable gold and silver deposits.  “Junior mining companies” typically have proven and probable reserves of less than one million ounces of gold, generally produces less than 100,000 ounces of gold annually and / or are in the process of trying to raise enough capital to fund the remainder of the steps required to move from a staked claim to production.  “Mid-tier” and large mining (“senior”) companies may have several projects in production plus several million ounces of gold in reserve.

Generally gold reserves have been declining for a number of years for the following reasons:

•   The extended period of low gold prices from 1996 to 2001 made it economically unfeasible to explore for new deposits for most mining companies.

•   The demand for and production of gold products have exceeded the amount of new reserves added over the last several consecutive years.

Reversing the decline in lower gold reserves is a long term process.  Due to the extended time frame it takes to explore, develop and bring new production on line, the large mining companies are facing an extended period of lower gold reserves.  Accordingly, junior companies that are able to increase their gold reserves more quickly should directly benefit with an increased valuation.

Additional factors causing higher gold prices over the past two years have come from a weakened United States dollar.  Reasons for the lower dollar compared to other currencies include the historically low US interest rates, the increasing US budget and trade deficits and the general worldwide political instability caused by the war on terrorism and the economic downturn.

Competition

Of the four types of mining companies, we believe junior companies represent the largest group of gold companies in the public stock market.  All four types of mining companies may have projects located in any of the gold producing continents of the world and many have projects located near our Silver Oasis Claims in Nevada.  Most of our competitors have greater exploration, production, and capital resources than we do, and are able to compete more effectively in any of these areas.  Our inability to secure capital to fund exploration and possible future production capacity, would establish a competitive cost disadvantage in the marketplace, which would have a material adverse effect on our operations and potential profitability.

Employees

As of December 31, 2013~~September 30, 2013~~, we have one part time employee.  Our Chief Executive Officer, Secretary/Chief Financial Officer provides service to us on an as-needed basis.

DESCRIPTION OF PROPERTY

We do not own or lease any property.  We currently maintain our corporate office at 311 West 3 rd Street, Suite 4001, Carson City, Nevada 89703.  We believe that this current office space is adequate for our current operations as our president also works oversees on other mining prospects and we do not anticipate that we will require any additional office space in the foreseeable future.

Silver Oasis Claims

Description, Location and Access

The Silver Oasis Claims are located on the Bureau of Land Management lands, Esmeralda County, Nevada, at Oasis Divide.  Accesses to the mining are accessed on dirt roads that are in fair condition.  A 4-wheeled drive vehicle is recommended.

Physiography

The Silver Oasis #1-#4 lode claims are located at the southern portion of the Silver Peak Mountains at Oasis Divide. The property occupies a northwest-southeast trending ridge that slopes gently to the southwest. The elevation ranges from 6800’ to 6980’ amsl. It contains arid, high-elevation vegetation predominantly of Pinion Pines, sagebrush and various cacti.

The Silver Oasis claims are located in the little-known Windypah mining district, a sub district of the Palmetto mining district. Historic workings are dotted throughout the claim block and consist of several small digs, shafts and prospects. Some shafts have been excavated to more than 10 feet deep and some have been timbered. A couple of two-track dirt roads help to gain access around the claims.

Geological Report

We have obtained a first phase geological report dated December 31, 2013 on the Silver Oasis Claims that was prepared by Advanced Geologic Exploration, Inc.  The geological report summarizes details of the Silver Oasis Claims and makes a recommendation for further exploration work.

Glossary

In this section, the following geological terms have the indicated meaning:

Argentite – a valuable silver ore consisting of silver sulfide.

Azurite – a blue mineral consisting of copper hydroxyl carbonate.

Barite – a yellow, white or colorless crystalline mineral of barium sulfate.

Breccia - a clastic sedimentary rock that is composed of large (over two millimeter diameter) angular fragments.

Calcite – a white or colorless mineral consisting of calcium carbonate.

Cerussite – a mineral consisting of lead carbonate that is an important source of lead.

Chalcocite – a dark grey mineral that is an important ore of copper.

Druzy quartz – a thin layer of quartz crystals covering the surface of a host stone.

Formation - the fundamental unit of similar rock assemblages used in stratigraphy.

Galena – a bluish, grey or black mineral of metallic appearance, consisting of lead sulfide.

Hornfel – a nonfoliated metamorphic rock that is typically formed by contact metamorphism around igneous intrusions .

Igneous – having solidified from lava or magma.

Malachite – a bright green mineral consist of copper hydroxyl carbonate.

Monzonite - An igneous rock composed chiefly of plagioclase and orthoclase, with small amounts of other minerals.

Outcrop - An exposure of bedrock .

Pluton – A body of intrusive igneous rock.

Siderite – a yellowish to brownish, semi-hard mineral that is a valuable ore of iron.

Siliceous – of, containing, or like silica; growing in soil that has a large proportion of silica in it.

Smith s onite – a yellow, grey or green mineral consisting of zinc carbonate typically occurring as crusts or rounded masses.

Tertiary - from 63 million to 2 million years ago.

Thrust fault - a geological fault in which the upper side appears to have been pushed upward by compression.

N
RANGE
Columbus
Salt Marsh
Coaldale
Blair Junction
Tonopah
Booker Mtn
Siebert Mtn
Mt Butler
Mt Butte
6096
7032
MOUNTAINS
Shine Wash
Lone Mtn
9108
Emigrant Peak
6790
Volcanic Hills
Weepah Hills
Paymaster Can
RIVER
1 N
Pinto Hill
34
35
36
37
38
39
40
41
42
43
Wildhorse Flat
MT DIABLO BASE LINE
The Monocline
1 S
NAL FOREST
Valley
SILVER
PEAK
RANGE
Fish Lake
Red Mtn
8957
Silverpeak
Clayton Valley
E S M E R A L D A
REESE
2
HILLS
Columbia Mtn.
Goldfield
Blackcap Mt
Piper Peak
9450
Dyer
Montezuma Peak
8376
RANGE
Mica Mtn
3
GOLDFIELD
MONTEZUMA
4
McAfee Cr
Wildhorse Cr
Cottonwood
Pk
Lode Claim Locations

Advanced Geologic Exploration, Inc.
Scientists of the Earth™

P.O. Box 1956 • Chester • California • 96020
Tel: (530) 258-4228 • Fax: (530) 258-4339

Silver Oasis
#1, #2, #3, #4
Lode Mining Claims

Lode Claim Regional Map	
4 Claim Blocks, 80 Ac.	T. 4S, R. 38E, Sec. 33
Esmeralda County, NV	Figure 1

N
Claim Blocks
Oasis Divide
4WD
POWERLINE
2287
2200
2000
Silver Peak Oasis Divide Rd.
1957
1750
1721
1600
1550
(1873)
T 4 S
T 5 S
R 36 E
R 37 E
R 38 E
31
6
23
36
ESMERALDA CO
MONO CO
Dyer 13 Miles NW
Hwy 266
Oasis
State Line Rd. turnoff

Advanced Geologic Exploration, Inc.
Scientists of the Earth™
P.O. Box 1956 • Chester • California • 96020
Tel: (530) 258-4228 • Fax: (530) 258-4339

Silver Oasis
#1, #2, #3, #4
Lode Mining Claims

Lode Claim Vicinity Map	
4 Claim Blocks, 80 Acres	T. 4S, R. 38E, Sec. 33
Esmeralda County, NV	Figure 2

Geological Setting and Mineralization

Geological mapping was not conducted for this Phase 1 exercise, however, research and observations noted general geological relationships. Rocks in the Oasis Divide area consist of a package of Cambrian sedimentary rocks of the Harkless Formation that have been intruded by plutonic rocks. The Harkless Formation is composed of interstratified quartzite, limey sandstone, sandy limestone and limestone, with occasional interbeds of siltstone. These rock types generally make good host rocks for mineralization. Bedding generally strikes northwest and parallel to the ridgeline, and dips steeply to the northeast. Folding is both local and regional. Although no large-scale faults were seen on the Silver Oasis claim block, a short distance away to the north is a large reverse fault that brings sedimentary rocks adjacent to the deep-seated plutonic rocks. The thickness of the sedimentary package at Oasis Divide is not well understood at this time but is believed to be on the order of several hundreds of feet or more.

Rocks of the Oasis Divide area have been intruded by the quartz monzonite Palmetto pluton. It is not exposed on the Silver Oasis claim block but as discussed above, outcrops occur a short distance away to the north. The intrusion was the driving source for the hydrothermal alterations and mineralization’s seen throughout the property and therefore, probably occurs at some depth below the sedimentary rocks.

Numerous small prospects, digs and shafts explore alterations around Oasis Divide. The Silver Oasis claim block was laid out to maximize the coverage of these prospects (Appendix 1, Figure. Several other prospects occur nearby and were not visited. Many of the historic workings are shallow or were excavated to a few tens of feet below the surface, and used native pinon pine tree trunks for structural support of the shafts. Representative photographs are presented in Appendix 1, Figures 8-12 and show various prospect pits and the associated hydrothermal alteration and mineralization.

Alterations generally consisted of either (1) strong iron oxide veining that is accompanied by quartz veining, or (2) a massive and multiple-phase quartz vein with visible precious or base metal mineralization. The quartz associated with the oxide veining is milky white and often shows several phases of brecciatation and remineralization (Appendix 1, Figure 11, Photographs 16 and 18. The iron oxides are impregnated with thin druzy quartz veinlets and remnant iron sulfides can be seen trapped within the siliceous matrix. Calcite, barite and siderite are among the gangue minerals. This is by far the most common alteration seen in the prospects. Several large siliceous iron oxide alteration haloes were observed on the claims but had no prospects. Some cinnabar may have been observed (Appendix 1, Figure 9, Photograph 10).

A massive quartz vein with visible base metal mineralization that was explored by early prospectors is located in the southeast corner of the Silver Oasis #2 claim. They exposed the vein that strikes north-northwest and dips steeply to the southwest. The length of the vein was not determined. Several phases of brecciation and remineralization were observed, giving the rocks a sugary texture with blue, green and gray-black appearance from the silver, copper and zinc minerals (Appendix 1, Figure 6 Photographs 4 and 5). Observed ore minerals were argentite, cerussite, malachite, azurite, smithsonite and chalcosite. The cerussite showed evidence of being leached and, therefore, silver assay values are expected be lower at the surface and should increase with depth.

Geochemical Results

The Phase 1 reconnaissance sampling included collecting representative samples. The visit was conducted on October 29, 2013 where upon eight samples were collected (PL 1-8 (Figure 6 – Sample Location Map). The PL 1-8 samples were submitted for assay to ALS Minerals in Reno, Nevada (Job No. RE13191822) and tested for gold (method: fire assay) and a suite of 51 other elements (method: acid digest). A summary of the results is presented in Table 1 and the Laboratory Certificates can be found in Appendix B.

Table 1
Silver Oasis #1-#4
Sample Description	Au ppm	Ag ppm	Cu ppm	Pb ppm	W ppm	Zn ppm
ALS Minerals
PL-1	0.043	0.16	2.4	10.4	1.33	15
PL-2	0.009	2.10	7.4	107.5	0.48	134
PL-3	0.003	0.14	55.3	129.0	1.10	125
PL-4	0.004	0.12	3.2	7.9	22.4	201
PL-5	0.006	5.04	199.5	315	14.75	32
PL-6	0.002	0.09	5.7	14.8	5.12	41
PL-7	0.009	4.93	520	24.1	3.64	89
PL-8	0.016	0.71	122.5	27.4	1.62	130

Exploration History

The Silver Oasis claims are located in the Windypah mining district. It is a small and little known district located between the much larger and very rich Silver Peak and Palmetto mining districts. Well-documented surface leaching of silver in the Silver Peak and Palmetto mining districts confused early prospectors and it was only after subsurface exploration was conducted that the rich silver veins were discovered.

Discovered in 1863, Silver Peak is one of the oldest mining districts in Nevada and has produced substantial amounts of silver, gold, and other minerals. The original Silver Peak District is divided into two sub-districts based on differences in economic geology: Red Mountain and Mineral Ridge. In the Red Mountain District, silver was produced from mid-Pliocene veins in Tertiary volcanic rocks (Nivloc, Mohawk, and Sixteen-to-One mines). The Nivloc Mine (discovered in 1907) ran a large-scale operation from 1937 to 1943 at a grade of 11 ounces-per-ton silver and 0.05 ounces-per-ton gold. The Mohawk (1920) produced during the 1950’s at an average grade of 22.5 ounces-per-ton silver. The Sixteen-to-One produced one million tons grading 8.0 opt silver and variable gold from 1982 to approximately 1985. A small operation has been running in the last few years by an unknown operator. The Mineral Ridge sub-district produced 629,000 ounces gold from quartz veins, masses, and disseminations through the 1930’s, mostly from the Mary and Drinkwater deposits.

A resurgence of mining activity has occurred at Silver Peak mining districts in recent years, which has brought strong attention back to the area. Historically, the Mineral Ridge Mine has produced over 575,000 ounces of gold. In January 2010, Golden Phoenix and Scorpio Gold entered into a joint venture agreement to begin commercial production at the Mineral Ridge Mine. Following a multi-phased 43,200-foot diamond drill program, the mine achieved full production status in January 2012 and has been operating since. Specifically exciting was the discovery of several satellite ore bodies that suggests the scope of mineralization is much larger than previous suspected.

The Windypah Mining District is at the northern part of the Palmetto mining district and Nevada Department of Minerals production records have historically combined the two districts. The mineral deposits are largely composed of silver, gold and lead and minor amounts of copper, zinc and tungsten. Most of the deposits are located in a 4-mile wide belt of vein-like structures near the Palmetto pluton known as the “Paymaster Zone”. The Silver Oasis claims are located at the northern end of this zone. The two prominent mines of the Palmetto mining district are the Palmetto and McNamara mines and although production records for the district are poor, the Palmetto Mine is said to have produced more than $6.5 million of silver. Palmetto Mine was owned by Golden Odyssey between 2006 and 2007, whereupon they conducted an exploratory drill program and produced a summary report that recommended advancement of the project. Currently, DSCL, LLC owns the Palmetto Mine and its mining status is unknown.

The Montana do Oro Claims are located between the Silver Peak and Palmetto mining districts in the smaller and little known Good Hope or White Wolf mining district. Well-documented surface leaching of silver in the Silver Peak and Palmetto mining districts confused early prospectors and it was only after subsurface exploration was conducted that the rich silver veins were discovered.

Discovered in 1863, Silver Peak is one of the oldest mining districts in Nevada and has produced substantial amounts of silver, gold, and other minerals. The original Silver Peak District is divided into two sub-districts based on differences in economic geology: Red Mountain and Mineral Ridge. In the Red Mountain sub-district, silver was produced from mid-Pliocene veins in Tertiary volcanic rocks (Nivloc, Mohawk, and Sixteen-to-One mines). The Nivloc (discovered in 1907) ran a large-scale operation from 1937 to 1943 at a grade of 11 ounces-per-ton silver and 0.05 ounces-per-ton gold. The Mohawk (1920) produced during the 1950’s at an average grade of 22.5 ounces-per-ton silver. The Sixteen-to-One produced one million tons grading 8.0 ounces-per-ton silver and variable gold from 1982 to approximately 1985. A small operation has been running in the last few years by an unknown operator. The Mineral Ridge sub-district produced 629,000 ounces gold from quartz veins, masses, and disseminations through the 1930’s, mostly from the Mary and Drinkwater deposits.

The Good Hope Mining District is a northern extension of the Palmetto mining district. The mineral deposits largely contain of silver, gold and lead and minor amounts of copper, zinc and tungsten. Most of the deposits are located in a 4-mile wide belt of vein-like structures near the Palmetto pluton known as the “Paymaster Zone”. The Montana do Oro Claims are located at the northern end of this zone. The two prominent mines of the Palmetto mining district are the Palmetto and McNamara mines and although production records for the district are poor, the Palmetto Mine is said to have produced more than $6.5 million of silver. Palmetto Mine was owned by Golden Odyssey between 2006 and 2007, whereupon they conducted an exploratory drill program and produced a summary report that recommended advancement of the project. DSCL, LLC currently owns the Palmetto Mine and its mining status is unknown.

There was no major ore production from the Good Hope mining district. Two small producing mines were the Good Hope and the Lookout. Both have moderate-sized ore dumps and waste piles, suggesting substantial depths to the underground workings. There are dozens of small prospects and digs throughout the district, some of which have been explored with a backhoe and/or bulldozer.

Compliance with Government Regulation

We will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the exploration of minerals in the United States generally, and in Nevada specifically.

We will have to sustain the cost of reclamation and environmental mediation for all exploration and development work undertaken.  The amount of these costs is not known at this time as we do not know the extent of the exploration program that will be undertaken beyond completion of the currently planned work programs. Because there is presently no information on the size, tenor, or quality of any resource or reserve at this time, it is impossible to assess the impact of any capital expenditures on earnings or our competitive position in the event a potentially economic deposit is discovered.

If we enter into production, the cost of complying with permit and regulatory environment laws will be greater than in the exploration phases because the impact on the project area is greater.  Permits and regulations will control all aspects of any production program if the project continues to that stage because of the potential impact on the environment. Examples of regulatory requirements include:

- Water discharge will have to meet water standards;

- Dust generation will have to be minimal or otherwise re-mediated;

- Dumping of material on the surface will have to be re-contoured and re-vegetated;

- An assessment of all material to be left on the surface will need to be environmentally benign;

- Ground water will have to be monitored for any potential contaminants;

- The socio-economic impact of the project will have to be evaluated and if deemed negative, will have to be re-mediated; and

- There will have to be an impact report of the work on the local fauna and flora.

Because there will not be any appreciable disturbance to the land during the phase one and phase two exploration programs on the Silver Oasis property, we will not have to seek any government approvals prior to conducting exploration.

Raw Materials

The raw materials for our exploration program will be items including camp equipment, sample bags, first aid supplies, groceries and propane.  All of these types of materials are readily available in Nevada from a variety of suppliers.

Research and Development Expenditures

Other than the cost of our Phase I reconnaissance sampling program, we have not incurred any other research expenditures.

Subsidiaries

We do not have any subsidiaries.

Patents and Trademarks

We do not own any patents or trademarks.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

Caution about Forward-Looking Statements

This prospectus includes “forward-looking” statements about future financial results, future business changes and other events that haven’t yet occurred.  For example, statements like we “expect,” “anticipate” or “believe” are forward-looking statements.  Investors should be aware that actual results may differ materially from our expressed expectations because of risks and uncertainties about the future.  We do not undertake to update the information in this prospectus if any forward looking statement later turns out to be inaccurate.  Details about risks affecting various aspects of our business are discussed throughout this prospectus and should be considered carefully.

Plan of Operation for the Next Twelve Months

Certain key factors that have affected our financial and operating results in the past will affect our future financial and operating results.  These include, but are not limited to additional funding or the utilization of other venture partners that will be required to fund exploration, research, development and operating expenses on the Silver Oasis Claims when and if such activity is commenced on these claims.  In the past we have been dependent on funding from the private placement of our securities as well as loans from related and third parties as the sole sources of capital to fund operations.

The first phase of our recommended exploration program on the Silver Oasis Claims was carried out by Advanced Geologic Exploration, Inc., at a cost of $9,000.  Our plan of operation for the twelve months following the date of this prospectus is to carry out the second phase of the recommended exploration program.  This program may consist of acquiring additional prospects contiguous to the Silver Oasis Claims and sampling, assaying those claims, as well as geological mapping, a detailed rock sampling program and map and sample underground workings for future drill targets.  Phase 2 is estimated to cost between $30,000 and $40,000 which we plan to carry out when financing allows.  The exploration program was recommended by Advanced Geologic Exploration, Inc., in its geological report dated December 31, 2013, based on their evaluation of the property, its history and the surrounding geological setting.

The scope of work for the Phase 1 reconnaissance sampling included visiting the property to collect representative samples of historic mining prospects. The site visit was conducted in October 2013, at which time ten samples were collected. The staking of the lode mining claims was carried out in September 2013 and the documentation was presented in a first phase report dated December 31, 2013.

We will require additional funding in order to proceed with additional exploration on Silver Oasis Claims.  We anticipate that additional funding will be in the form of equity financing from the sale of our common stock or from director loans.  We do not have any arrangements in place for any future equity financing or loans.

In addition to exploration costs of approximately $40,000, we will incur salary expenses for Mr. Stephenson of $24,000 for a total of $64,000 for the year.  If the Company cannot afford to pay these salaries the salaries will be accrued.  In addition, we anticipate spending an additional $83,000 on administrative fees, new employees, legal and accounting fees, including fees payable in connection with the filing of this registration statement and complying with future SEC reporting obligations.  Total expenditures over the next 12 months are therefore expected to be approximately $147,000.  With these expenditures and Mr. Stephenson’s education and experience the second phase of exploration will be completed and evaluated. Upon that evaluation a third phase of exploration could be recommended that could cost in the range of $50,000 - $100,000 and will delineate final drilling targets

Results of Operations

Our current business strategy is to invest in, explore and if warranted, conduct mining operations of our current mining properties and other mineral producing properties.   Currently, our principal assets include the Silver Oasis Claims, located in western Esmeralda County, Nevada.

For the period ended from inception (January 29, 2013) through September 30, 2013

We have not earned any revenues since our incorporation on January 29, 2013 to September 30, 2013.  We do not anticipate earning revenues unless we enter into commercial production on the Silver Oasis Claims ~~or the May claims~~ which is doubtful at the moment. We are currently in the preliminary exploration stage of our business and can provide no assurance that we will discover any economic mineralization on our claims.

We incurred operating expenses of $13,972 from our inception on January 29, 2013 to September 30, 2013.  These operating expenses were comprised of general and administrative costs of $3,014 and mineral exploration costs of $10,958.

Our primary sources of operating capital have been debt and equity financings.  Due to our continuing losses from business operations, the independent auditor’s report dated January 21, 2014, includes a “going concern” opinion relating to the fact that our continuation is dependent upon obtaining additional working capital either through revenues or through outside financing.  As of September 30, 2013, we might not be able to establish or sustain our mineral exploration or mining program.

Results of Operations for the three months ended December 31, 2013.

The Company is an exploratory company and has no revenues from inception (January 29, 2013) through its period end December 31, 2013.

Operating expenses for the three months ended December 31, 2013 were $10,746, comprised of principally legal and accounting costs associated with the filing of the Company’s Form S-1 registration statement.

Net loss for the three months ended December 31, 2013 and for the period from inception (January 29, 2013) through December 31, 2013, were $10,746 and $24,718, respectively.  Our loss decreased by $3,226 primarily due to the decrease in operating expenses as stated above.

Net cash used in operating activities for the three months ended December 31, 2013 was $18,246, primarily due to the net loss for the period of $10,746.

Net cash provided by financing activities for the three months ended December 31, 2013 was $22,600 due to the cash received from the sale of common stock.

As a result of the above activities, we experienced a net increase in cash of $4,354 for the three months ended December 31, 2013. Cash and cash equivalents at December 31, 2013 were $11,328.

Liquidity and Capital Resources

Since our inception, we have financed our cash requirements from cash generated from the sale of common stock and by unsecured advances from our president Mr. Stephenson.  Mr. Stephenson has advanced an aggregate of $1,400 through December 31, 2013. The advances are unsecured, non-interest bearing and have no specific terms for repayment

Our principal sources of liquidity as of December 31, 2013 consisted of $11,328 in cash.   Since inception through to and including December 31, 2013, we raised $43,600 through a private placement of our common stock.

The first phase of exploration on the Silver Oasis Claims was completed by Advanced Geologic Exploration, Inc. in December, 2013. Should financing allow, we plan to carry out the second phase of exploration in the summer of 2014.  The financing for this second phase could come from further equity financing or could come from the further lending of funds from Mr. Stephenson, our President. We have no contractual relationship with Mr. Stephenon to provide additional funds to support our business. Furthermore, t~~T~~here are no assurances that we will be able to achieve further sales of our Common Stock or any other form of additional financing. If we are unable to achieve the financing necessary to continue our plan of operations, then we will not be able to continue our exploration of our mineral claims and our venture will fail.

Off-Balance Sheet Arrangements

We have not engaged in any off-balance sheet arrangements.

Critical Accounting Policies

Critical accounting estimates were arrived at and considered on the basis of significant accounting policies applied as follows:

Summary of Significant Accounting Policies

Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgment.  Actual results may vary from these estimates.

Our financial statements have, in management’s opinion, been properly prepared within the framework of the significant accounting policies summarized below:

Exploration Stage Company

We comply with Accounting Standards Codification (“ASC”) 915 “Development Stage Entities ” for our characterization of our company as exploration stage.

Mineral Properties

Mineral property acquisition costs are capitalized in accordance with ASC 930.  Mineral property exploration costs are expensed as incurred.  When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property are capitalized.  To date, we have not established any reserves on our mineral properties.

Income Taxes

We use the assets and liability method of accounting for income taxes pursuant to ASC 740 “Accounting for Income Taxes ”.  Under the assets and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Our policy is to recognize interest and/or penalties related to income tax matters in income tax expense.  We had no accrual for interest or penalties on our balance sheet and we have not recognized interest and/or penalties in our statement of operations.

Basic and Diluted Loss Per Share

We report basic loss per share in accordance with the ASC 260, “Earnings Per Share”.  Basic loss per share is computed using the weighted average number of shares outstanding during the period.  Diluted loss per share has not been provided as it would be antidilutive.

LEGAL PROCEEDINGS

We are not currently a party to any legal proceedings.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth information about our sole director~~s~~ and officer~~s~~

Name	Age	Position and office Presently Held	Director Since
Laurence Stephenson	65	Chief Executive Officer, President, Chief Financial Officer, Secretary and Director	January, 2013

Biographical Information

Set forth below is a brief description of the background and business experience of our sole executive officer and director for the past five years.

Laurence Stephenson has served as our Chief Executive Officer, President, Chief Financial Officer and Secretary/Treasurer and has been a director since our inception in January, 2013. Mr. Stephenson has a long history in the mining industry.  Since 2001~~1999~~, Mr. Stephenson was involved in the re-organization of Sutcliffe Resources Inc., a company listed on the Toronto Venture Stock Exchange in Canada, which subsequently raised $55 million for projects in Russia.

In addition, to working with Sutcliffe Resources Inc. (2001-2008) he worked with several associated Junior mineral exploration and development companies in the Senior Geologist Manager role including Consolidated Goldwin Ventures (now WestKam Gold Inc), Sidon International Resources (now Cameo Resources Ltd.) and Douglas Lake Minerals Inc(now Handeni Gold Inc) directing exploration for the companies throughout Canada, the United States, and throughout the world (South America; Africa and Australia including Diamond Projects in NWT, copper platinum in Ungava Project, Northern Canada copper in Dolly Varden Property of eastern Nevada, USA, gold in Kamloops British Columbia, Canada gold in Tanzania and gold and Diamonds in Brazil).

 In 2006-2010 he was the lead geologist promoter to successfully bring Kokanee Minerals to full trading status on the TSX – Venture Exchange (2010) and subsequently developed the project in Tanzania that raised~~the company raise~~ $7.5 million ~~on~~ for exploration.

Mr. Stephenson as a professional engineer, registered in British Columbia is responsible for directing and ensuring that all operations are conducted in a workman like way and comply with regulatory rules.

Mr. Stephenson, P.Eng M.B.A. served as the President of Jaxon Minerals Inc. from November 2008 to April 2012 and its Chief Executive Officer until April 2, 2012. Since then he has maintained his involvement with GeoFin Inc., a private consulting company owned by Mr. Stephenson, where he offers consulting services to the exploration industry and assists in both financial planning for exploration companies and developing them to their full potential.

He is registered as a Professional Engineer and obtained such designation in 2002 from the APEGBC, or Association of Professional Engineers and Geologists, British Columbia and in 1981 from the Association of Professional Engineers of Ontario. He graduated from Oakwood Collegiate Institute in 1967 with a senior matriculation. He graduated from Carlton University in Ottawa, Ontario in 1975 with a Bachelor of Science Degree in Geology. Mr. Stephenson has a Bachelor of Science in geology (1975) from Carleton University in Ottawa, Ontario, Canada and a Master of Business Administration (1985) from York University in Toronto, Canada.

Involvement in Certain Legal Proceedings

To the best of the Company’s knowledge, during the past ten years, none of the following occurred with respect to our sole~~a~~ director and~~or~~ executive officer of the Company: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of any competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; (4) being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a Federal or State securities or commodities law, and the judgment has not been reversed, suspended or vacated; (5) being subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of any Federal or State securities or commodities law or regulation or any law or regulation respecting financial institutions or insurance companies or prohibiting mail or wire fraud or fraud in connection with any business entity; or (6) being subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization, any registered entity of the Commodity Exchange Act, or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Term of Office

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until their successors are elected or appointed in accordance with our bylaws.  Our officers are appointed by our board of directors and at the discretion of the board.

Significant Employees

We have no significant employees other than our sole officer and director described above.

Conflicts of Interest

We do not have any written procedures in place to address conflicts of interest that may arise between our business and the future business activities of our officers and directors.

Committees of the Board of Directors

We do not presently have a separately constituted audit committee, compensation committee, nominating committee, executive committee or any other committees of our board of directors.  As such, Mr. Stephenson, sitting as the board of Directors, acts in those capacities.

Audit Committee Financial Expert

We do not have an “audit committee financial expert “.  We believe that the cost related to retaining such a financial expert at this time is prohibitive.  Further, because we are in the exploration stage of our business operations, we believe that the services of an audit committee financial expert are not warranted at this time.

Role and Responsibilities of the Board

The Board of Directors consisting of only one director who oversees the conduct and supervises the management of our business and affairs pursuant to the powers vested in it by and in accordance with the requirements of the Revised Statutes of Nevada. The Board of Directors will hold occasional meetings to consider particular issues or conduct specific reviews whenever deemed appropriate.

The Board of Directors considers good corporate governance to be important to the effective operations of the Company. Our directors are elected at the annual meeting of the stockholders and serve until their successors are elected or appointed.  Officers are appointed by the Board of Directors and serve at the discretion of the Board of Directors.

EXECUTIVE COMPENSATION

The table below summarizes all compensation awarded to, earned by, or paid to our officers or directors, sole executive officer, by any person for all services rendered in all capacities to us for the fiscal period from our inception on January 29, 2013 to September 30, 2013.

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Laurence Stephenson, President, CEO, Sec., & CFO	Jan. 29, 2013 (inception) thru Sept. 30, 2013	0	0	0	0	0	0	0	0

Option Grants Table . There were no individual grants of stock options to purchase our common stock made to our~~the~~ executive officer~~s~~ named in the Summary Compensation Table for the period from inception through September 30, 2013.

Aggregated Option Exercises and Fiscal Year-End Option Value Table. There were no stock options exercised since inception through September 30, 2013 by our~~the~~ executive officer~~s~~ named in the Summary Compensation Table.

Long-Term Incentive Plan (“LTIP”) Awards Table . There were no awards made to a named executive officer in the last completed fiscal year under any LTIP

Compensation of Directors

Directors are permitted to receive fixed fees and other compensation for their services as directors. The Board of Directors has the authority to fix the compensation of directors. No amounts have been paid to, or accrued to, directors in such capacity.

Employment Agreements

The Company has no written employment agreements with its sole officer~~s~~ and  ~~or~~ director~~s~~.

Employee Pension, Profit Sharing or Other Retirement Plans

We do not have a defined benefit pension plan or profit sharing or other retirement plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth certain information regarding beneficial ownership of our securities as of March 31~~January 31~~, 2014 by (i) each person who is known by us to own beneficially more than five percent (5%) of the outstanding shares of each class of our voting securities, (ii) our sole~~each of our~~ director~~s~~ and executive officer~~s~~, and (iii) all of our directors and executive officers as a group. We believe that each individual or entity named has sole investment and voting power with respect to the securities indicated as beneficially owned by them, subject to community property laws, where applicable, except where otherwise noted:

As of March 31,~~January 31,~~ 2014, 169,400,000 shares of common stock were issued and outstanding

Title of Class	Name and Address of Beneficial Owner (1)	Amount of Shares Beneficial Owned	Percent of class
Common stock	Laurence Stephenson	98,000,000	57.8%
Common stock	All officers and directors as a group (1)	98,000,000	57.8%

______________

(1)          The address for each of the beneficial owners identified is 311 West 3rd Street, Suite 4001, Carson City, NV 89703

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None of the following parties has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

• Any of our directors or officers;

• Any person proposed as a nominee for election as a director;

• Any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock;

• Our promoter, Laurence Stephenson;

• Any member of the immediate family of any of the foregoing persons, except as follows:

(a) our President, promoter and director, Laurence Stephenson:

(i) advanced the sum of $1,400 in related party advances as of September 30, 2013.

(ii) was issued 98,000,000 common shares for $2,800 of cash consideration upon formation of the Company in January, 2013.

Shares Eligible for Future Sale

Upon completion of the offering, we will have outstanding 169,400,000 shares of common stock. Of these shares, the 47,552,400~~71,400,000~~ shares to be sold in the offering, will be freely tradable in the public market without restriction under the Securities Act, unless the shares are held by our "affiliates," as that term is defined in Rule 144 under the Securities Act.

The remaining shares of common stock outstanding upon completion of the offering will be "restricted securities," as that term is defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration, such as the exemption afforded by Rule 144.

DESCRIPTION OF SECURITIES TO BE REGISTERED

Our authorized capital stock consists of 200,000,000 shares of common stock at a par value of $0.001 per share.

Common Stock

As of March 31, 2014~~December 31, 2013~~, there were 169,400,000 shares of our common stock issued and outstanding that is held by 35 stockholders of record.  Holders of our common stock are entitled to one vote for each share on all matters submitted to a stockholder vote.  Holders of common stock do not have cumulative voting rights.  Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. A majority of shareholders that are present at a meeting, or persons representing by written proxy, are necessary to constitute a quorum at any meeting of our stockholders.  A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our articles of incorporation.

Holders of common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds.  In the event of liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock.

Holders of our common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

Anti-Takeover Provisions

There are no Nevada anti-takeover provisions that may have the effect of delaying or preventing a change in our control. Sections 78.378 through 78.3793 of the Nevada Revised Statutes relate to control share acquisitions that may delay to make more difficult acquisitions or changes in our control. However, these provisions only apply when we have 200 or more stockholders of record, at least 100 of whom have addresses in the State of Nevada appearing on our stock ledger, and we do business in this state directly or through an affiliated corporation. Neither of the foregoing events seems likely to occur. Currently, we have no Nevada shareholders. Further, we do not do business in Nevada directly or through an affiliate corporation and we do not intend to do business in the State of Nevada in the future. Accordingly, there are no anti-takeover provisions that have the effect of delaying or preventing a change in our control.

 In addition, neither the Articles of Incorporation nor the Bylaws of the Company contain any anti-takeover provisions that may have the effect of delaying or preventing a change in our control.

STOCK TRANSFER AGENT

We have not engaged a transfer agent to serve as transfer agent for shares of our common stock.  We intend to retain a transfer agent as soon as practicable following the effectiveness of this Registration Statement.  Until we engage such a transfer agent, we will be responsible for all record-keeping and administrative functions in connection with the shares of our common stock.  Our sole officer~~s~~ does ~~do~~ not have any experience acting as a transfer agent for publicly traded securities.

Admission to Quotation on the OTC Bulletin Board

We intend to have a market maker file an application for our common stock to be quoted on the OTC Bulletin Board. However, we do not have a market maker that has agreed to file such application.  If our securities are not quoted on the OTC Bulletin Board, a security holder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our securities. The OTC Bulletin Board differs from national and regional stock exchanges in that it:

(1) is not situated in a single location but operates through communication of bids, offers, and confirmations between broker-dealers, and

(2) securities admitted to quotation are offered by one or more broker-dealers rather than the "specialist" common to stock exchanges.

To qualify for quotation on the OTC Bulletin Board, an equity security must have one registered broker-dealer, known as the market maker, willing to list bid or sale quotations and to sponsor the company listing. If it meets the qualifications for trading securities on the OTC Bulletin Board our securities will trade on the OTC Bulletin Board. We may not now or ever qualify for quotation on the OTC Bulletin Board.

SELLING STOCKHOLDERS

The Selling Stockholders named in this prospectus are offering all of the 47,552,400~~71,400,000~~ shares of common stock offered through this prospectus (the “Secondary Shares”).  These shares were acquired from us by the Selling Stockholders in private placements completed on October 7, 2013~~November 26, 2013~~,  that were exempt from registration under Regulation S of the Securities Act of 1933 (the “ Securities Act ”).

The following table provides as of the date of this prospectus, information regarding the beneficial ownership of our common stock held by each of the Selling Stockholders, including:

1. the number of shares owned by each prior to this offering;

2. the total number of shares that are to be offered for each;

3. the total number of shares that will be owned by each upon completion of the offering; and

4. the percentage owned by each upon completion of the offering.

Name of Selling	Beneficial Ownership		# Shares	Beneficial Ownership
Shareholder	Before Offering		Offered	After Offering
	# Shares	Percent		# Shares	Percent

Vincent Andrews	1,750,000	1.03%	1,165,500	584,500	*
Lashan Balfour	1,050,000	0.62%	699,300	350,700	*
Mildred Butterfield	2,450,000	1.45%	1,631,700	818,300	*
Leroy Burrows	3,500,000	2.07%	2,331,000	1,169,000	*
Douglas Cassar	3,500,000	2.07%	2,331,000	1,169,000	*
Robyn Davis	1,750,000	1.03%	1,165,500	584,500	*
Eltoya Deveaux	1,400,000	0.83%	932,400	467,600	*
Eltura Deveaux	3,500,000	2.07%	2,331,000	1,169,000	*
Eldica Fawkes	3,675,000	2.17%	2,447,550	1,227,450	*
Minerva Forbes	1,575,000	0.93%	1,048,950	526,050	*
Alisa Gibson	1,750,000	1.03%	1,165,500	584,500	*
Hezekiah Gibson	1,400,000	0.83%	932,400	467,600	*
Alphanette Grant	1,750,000	1.03%	1,165,500	584,500	*
Koreh King	1,400,000	0.83%	932,400	467,600	*
Iriana McPhee	2,275,000	1.34%	1,515,150	759,850	*
Pettianne McPhee	2,625,000	1.55%	1,748,250	876,750	*
Emily Morley	2,100,000	1.24%	1,398,600	701,400	*
Franchot Morley	1,750,000	1.03%	1,165,500	584,500	*
Vernita Moss	2,450,000	1.45%	1,631,700	818,300	*
Ingrid Pratt	1,750,000	1.03%	1,165,500	584,500	*
Neil Quant	1,750,000	1.03%	1,165,500	584,500	*
Shari Quant	1,400,000	0.83%	932,400	467,600	*
Sophia Quant	2,625,000	1.55%	1,748,250	876,750	*
Hannah Rahming	2,100,000	1.24%	1,398,600	701,400	*
Ana Smith	1,225,000	0.72%	815,850	409,150	*
Cynara Smith	1,750,000	1.03%	1,165,500	584,500	*
Julian Smith	3,500,000	2.07%	2,331,000	1,169,000	*
Shenika Smith	1,400,000	0.83%	932,400	467,600	*
Thomas Smith	2,450,000	1.45%	1,631,700	818,300	*
Phyllis Sullivan	1,225,000	0.72%	815,850	409,150	*
Cherice Sweeting	2,625,000	1.55%	1,748,250	876,750	*
Lawson Sweeting	2,100,000	1.24%	1,398,600	701,400	*
Carlos Thonpson	1,750,000	1.03%	1,165,500	584,500	*
Kim Thompson	2,100,000	1.24%	1,398,600	701,400	*
TOTAL	71,400,000	42.15%	47,552,400	23,847,600

* Less than 1%

Each of the above Selling Stockholders beneficially owns and has sole voting and investment rights over all shares or rights to the shares registered in his or her name.  The numbers in this table assume that none of the Selling Stockholders sells shares of Common Stock not being offered in this prospectus or purchases additional shares of Common Stock, and assumes that all shares offered are sold.  The percentages are based on 169,400,000 shares of common stock outstanding on the date of this prospectus.

None of the selling shareholders:

(1) has had a material relationship with us other than as a shareholder at any time within the past three years;

(2) has ever been one of our officers or directors; or

(3) is a broker-dealer or affiliate of a broker dealer.

To the best of our knowledge, none of the Selling Stockholders holds any other stock of our Company and if they were to sell all of the shares listed above, they would hold approximately 14%~~no~~ equity interest in our Company.

There was no private placement agent or others who were involved in placing shares with the Selling Stockholders.

If a Selling Stockholders transfers any of the Secondary Shares and the transferee wishes to be included in this offering, we will file a prospectus supplement which includes the change pursuant to Rule 424 of the Securities Act.

PLAN OF DISTRIBUTION

We are registering the shares currently held by our Selling Stockholders to permit them and their transferees or other successors in interest to offer the shares from time to time. We will not offer any shares on behalf of Preston, and we will not receive any of the proceeds from any sales of shares by such Selling Stockholders. The price at which the Selling Stockholders may sell the shares pursuant to this prospectus has arbitrarily been determined by the Selling Stockholders to be at $0.05 per share. The Selling Stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their registered shares of common stock on any stock exchange market or trading facility on which our shares may be traded or in private transactions. The Selling Stockholders are “underwriters” within the meaning of the Securities Act of 1933, as amended, with respect to the shares being offered by them.

The Selling Stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a Selling Stockholders as a gift, pledge, partnership distribution or other transfer, may, from time to time sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions, if our shares are ever approved for trading on an exchange or by other means. In the event that any donee, pledgee, transferee or other successor-in-interest sells shares received from a person set forth on the “Selling Stockholders” table after the date of this prospectus, we will amend this prospectus by filing a post effective amendment to include the names of such donee, pledgee, transferee or other successor-in-interest selling such shares and disclose the applicable compensation arrangements.

If our shares are approved for such trading, as to which we cannot provide any assurance, these dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. The Selling Stockholders may use any one or more of the following methods when disposing of shares or interests therein if our shares are approved for listing on an exchange or for trading on the OTC Bulletin Board:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
●	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
●	purchases by a broker-dealer as principle and resale by the broker-dealer for its account;
●	an exchange distribution in accordance with the rules of the applicable exchange;
●	privately negotiated transaction;
●	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;
●	specified number of such shares at a stipulated price per share;
●	a combination of any such methods of sale; and
●	any other method permitted pursuant to applicable law.

As of the date of this prospectus, we have no information on the manner or method by which the Selling Stockholders may intend to sell shares. The Selling Stockholders has the sole and absolute discretion not to accept any purchase offer or make or not make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

If a trading market for our common stock develops, the Selling Stockholders may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that the Selling Stockholders will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which, pursuant to this prospectus, may be below the then market price. We cannot assure you that all or any of the shares offered by this prospectus will be sold by the Selling Stockholders. The Selling Stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered by this prospectus, may be deemed "underwriters" as that term is defined under the Securities Act or the Securities Exchange Act of 1934, or the rules and regulations thereunder.

The Selling Stockholders, alternatively, may sell all or any part of the shares offered by this prospectus through an underwriter. No Selling Stockholders has entered into an agreement with a prospective underwriter. If a Selling Stockholders enters into such an agreement or agreements, the relevant details will be set forth in a supplement or revision to this prospectus.

Under the regulations of the Securities Exchange Act of 1934, any person engaged in a distribution of the shares offered by this prospectus may not simultaneously engage in market making activities with respect to our common stock during the applicable "cooling off" periods prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Stockholders will be subject to applicable provisions, rules and regulations of the Securities Exchange Act of 1934 and the rules and regulations thereunder, which provisions may limit the timing of future purchases and sales of common stock by the Selling Stockholders.

We have advised the Selling Stockholders that, during such time as he may be engaged in a distribution of any of the shares we are registering on their behalf in this registration statement, he is required to comply with Regulation M as promulgated under the Securities Exchange Act of 1934. In general, Regulation M precludes any Selling Stockholders, any affiliated purchasers and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M defines a "distribution" as an offering of securities that is distinguished from ordinary trading activities by the magnitude of the offering and the presence of special selling efforts and selling methods. Regulation M also defines a "distribution participant" as an underwriter, prospective underwriter, broker, dealer, or other person who has agreed to participate or who is participating in a distribution. Our officers and directors, along with affiliates, will not engage in any hedging, short, or any other type of transaction covered by Regulation M. Regulation M prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security, except as specifically permitted by Rule 104 of Regulation M. These stabilizing transactions may cause the price of the common stock to be higher than it would otherwise be in the absence of those transactions. We have advised the Selling Stockholders that stabilizing transactions permitted by Regulation M allow bids to purchase our common stock so long as the stabilizing bids do not exceed a specified maximum, and that Regulation M specifically prohibits stabilizing that is the result of fraudulent, manipulative, or deceptive practices. The Selling Stockholders and distribution participants will be required to consult with their own legal counsel to ensure compliance with Regulation M.

Prior to the date of this prospectus, there has not been any established trading market for our common stock. Following the consummation of this offering, we do not anticipate that any such trading market will develop. Accordingly, purchasers of our shares in this offering should be prepared to hold those shares indefinitely. We will seek a market maker to sponsor our common stock on the OTC Bulletin Board. Application will then be made by the market maker to sponsor our shares of common stock on the OTC Bulletin Board. No market maker has yet undertaken to sponsor our common stock on the OTC Bulletin Board, and there can be no assurance that any market maker will make such an application or if a market does develop for our common stock as to the prices at which the our common stock will trade, if at all. Until our common stock is fully distributed and an orderly market develops in our common stock, the price at which it trades may fluctuate significantly. Prices for our common stock will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for shares of our common stock, developments affecting our businesses generally, including the impact of the factors referred to in "Risk Factors," on page 4, above, investor perception of Preston and general economic and market conditions. No assurances can be given that an orderly or liquid market will ever develop for the shares of our common stock.

Shares of common stock distributed pursuant to this prospectus will be freely transferable, except for shares of our common stock received by persons who may be deemed to be "affiliates" of Preston under the Securities Act. Persons who may be deemed to be affiliates of Preston generally include individuals or entities that control, are controlled by or are under common control with us, and may include our senior officers and directors, as well as principal stockholders. Persons who are affiliates will be permitted to sell their shares of common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Section 4(1) of the Securities Act or Rule 144 adopted under the Securities Act.

Penny Stock Regulations

Our common stock will be considered a "penny stock" as defined by Section 3(a)(51) and Rule 3a51-1 under the Securities Exchange Act of 1934. A penny stock is any stock that:

●	sells for less than $5 a share,
●	is not listed on an exchange, and
●	is not a stock of a "substantial issuer."

We are not now a "substantial issuer" and cannot become one until we have net tangible assets of at least $5 million, which we do not now have.

Statutes and SEC regulations impose strict requirements on brokers that recommend penny stocks. Before a broker-dealer can recommend and sell a penny stock to a new customer who is not an institutional accredited investor, the broker-dealer must obtain from the customer information concerning the person's financial situation, investment experience and investment objectives. Then, the broker-dealer must "reasonably determine"

●	that transactions in penny stocks are suitable for the person and
●	the person, or his/her advisor, is capable of evaluating the risks in penny stocks.

After making this determination, the broker-dealer must furnish the customer with a written statement describing the basis for this suitability determination. The customer must sign and date a copy of the written statement and return it to the broker-dealer. Finally the broker-dealer must also obtain from the customer a written agreement to purchase the penny stock, identifying the stock and the number of shares to be purchased. Compliance with these requirements can often delay a proposed transaction and can result in many broker-dealer firms adopting a policy of not allowing their representatives to recommend penny stocks to their customers.

Another SEC rule requires a broker-dealer that recommends the sale of a penny stock to a customer to furnish the customer with a “risk disclosure document.” This document includes a description of the penny stock market and how it functions, its inadequacies and shortcomings, and the risks associated with investments in the penny stock market. The broker-dealer must also disclose the stock's bid and ask price information and the dealer's and salesperson's compensation for the proposed transaction. Finally, the broker-dealer must furnish the customer with a monthly statement including specific information relating to market and price information about the penny stocks held in the customer's account.

The above penny stock regulatory scheme is a response by the Congress and the SEC to abuses in the marketing of low-priced securities by “boiler room” operators. The scheme imposes market impediments on the sale and trading of penny stocks. It limits a stockholder's ability to resell a penny stock.

Our management believes that the market for penny stocks has suffered from patterns of fraud and abuse. Such patterns include:

●	Control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;
●	Manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;
●	“ Boiler room ” practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;
●	Excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and
●

Wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

State Securities – Blue Sky Laws

Transfer of our common stock may also be restricted under the securities laws or securities regulations promulgated by various states and foreign jurisdictions, commonly referred to as "Blue Sky" laws. Absent compliance with such individual state laws, our common stock may not be traded in such jurisdictions. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to resell the securities and of purchasers to purchase the securities. Accordingly, investors may not be able to liquidate their investments and should be prepared to hold the common stock for an indefinite period of time.

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

We have adopted provisions that limit the liability of our Directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the Nevada Revised Statutes. Nevada law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

● for any breach of their fiduciary duty of loyalty to Preston or its security holders;

● for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law;

● for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 78.300 of the Nevada Revised Statutes; or,

● for any transaction from which the director derived an improper personal benefit.

In addition, our bylaws provide for the indemnification of officers, directors and third parties acting on our behalf, to the fullest extent permitted by Nevada Revised Statutes, if our board of directors authorizes the proceeding for which such person is seeking indemnification (other than proceedings that are brought to enforce the indemnification provisions pursuant to the bylaws).

These indemnification provisions may be sufficiently broad to permit indemnification of the Preston’s executive officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. No pending material litigation or proceeding involving our directors, executive officers, employees or other agents as to which indemnification is being sought exists, and we are not aware of any pending or threatened material litigation that may result in claims for indemnification by any of our directors or executive officers.

LEGAL MATTERS

The legality of the shares offered hereby will be passed upon for us by the Barnett & Linn, Attorneys at Law, 23945 Calabasas Road, Suite 115, Calabasas, California 91302.

EXPERTS

Our financial statements for the period from inception on January 29, 2013 through September 30, 2013 included in this prospectus have been audited by LBB & Associates Ltd., LLP, independent registered public accounting firm, Houston, Texas, as set forth in their report included in this prospectus. Their report is provided on their authority as experts in accounting and auditing.

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant.  Nor was any such person connected with the registrant as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING

AND FINANCIAL DISCLOSURE

There have not been any changes in or disagreements with accountants on accounting and financial disclosure or any other matters.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 regarding the shares of Common Stock offered hereby.  This prospectus does not contain all of the information found in the registration statement, portions of which are omitted as permitted under the rules and regulations of the SEC.  For further information regarding us and the securities offered by this prospectus, please refer to the registration statement, including its exhibits and schedules.  Statements made in this prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the registration statement are summaries of the terms of those documents.  The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room  maintained by the SEC at 100 F Street, N.E., Washington, D.C.  20549.  You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

The SEC maintains a web site on the Internet.  Our registration statement and other information that we file with the SEC are available at the SEC’s website at http://www.sec.gov .

We intend to make available to our stockholders annual reports (on Form 10-K) containing our audited financial statements and make available quarterly reports (on Form 10-Q) containing our unaudited interim financial information for the first three fiscal quarters of each of our fiscal years.

If you are a stockholder, you may request a copy of these filings at no cost by contacting us at:

Preston Corp.

311 West Third Street, Suite 4001

Carson City, NV 89703

(775) 345-3449

PRESTON CORP.

FINANCIAL STATEMENTS

PRESTON CORP.
(An Exploration Stage Company)
BALANCE SHEETS
(Unaudited)

ASSETS

	December 31, 2013	September 30, 2013

Current assets:

Cash	$ 11,328	$ 6,974

Prepaid expenses	7,500	-

Total current assets	18,828	6,974

Property and equipment, net	1,454	1,454

Total assets	$ 20,282	$ 8,428

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

Advances - related parties	$ 1,400	$ 1,400

Total current liabilities	1,400	1,400

Total liabilities	1,400	1,400

STOCKHOLDERS' EQUITY

Common stock, $0.001 par value, 200,000,000
shares authorized, 169,400,000 and 98,000,000 shares
issued and outstanding at December 31, 2013 and
September 30, 2013, respectively	169,400	98,000

Additional paid-in capital	(125,800)	(77,000)

Deficit accumulated during the exploration stage	(24,718)	(13,972)

Total stockholders' equity	18,882	7,028

Total liabilities and stockholders' equity	$ 20,282	$ 8,428

The accompanying notes are an integral part of these financial statements.

PRESTON CORP.
(An Exploration Stage Company)
STATEMENT OF OPERATIONS
For the three months ended December 31, 2013 and the period from
January 29, 2013 (inception) through December 31, 2013
(Unaudited)

		For the period
		from January 29, 2013
	Three months	(inception) through
	December 31, 2013	December 31, 2013

Operating expenses:

Exploration costs	$ -	$ 10,958

General and administrative	10,746	13,760

Total operating expenses	10,746	24,718

Net loss	$ (10,746)	$ (24,718)

Net loss per share:

Basic and diluted	(0.00)

Weighted average shares
outstanding:

Basic and diluted	123,610,870

The accompanying notes are an integral part of these financial statements.

PRESTON CORP.
(An Exploration Stage Company)
STATEMENT OF CASH FLOWS
For the three months ended December 31, 2013 and the period from
January 29, 2013 (inception) through December 31, 2013
(Unaudited)

		For the period from January 29, 2013
	Three months	(inception) through
	December 31, 2013	December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (10,746)	$ (24,718)

Adjustments to reconcile net loss
to cash used in operating activities:

Net change in:

Prepaid deposits	(7,500)	(7,500)

CASH FLOWS USED IN OPERATING ACTIVITIES	(18,246)	(32,218)

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of property and equipment	-	(1,454)

CASH FLOWS USED IN INVESTING ACTIVITIES	-	(1,454)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from the sale of
common stock	22,600	43,600

Proceeds from advances, related party	-	1,400

CASH FLOWS PROVIDED BY	22,600	45,000
FINANCING ACTIVITIES

NET INCREASE IN CASH	4,354	11,328

Cash, beginning of period	6,974	-

Cash, end of period	$ 11,328	$ 11,328

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid on interest expenses	$ -	$ -

Cash paid for income taxes	$ -	$ -

Non-cash Investing and Financing Activities: Reclassification of par value from APIC to Common Stock	$ 31,850	$ 31,850

The accompanying notes are an integral part of these financial statements.

PRESTON CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2013

(UNAUDITED)

Note 1  Basis of Presentation

The accompanying unaudited interim financial statements of Preston Corp. (“Preston” or the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission (“SEC”), and should be read in conjunction with the audited financial statements and notes thereto contained in the Company’s Registration Statement filed with the SEC on Form S-1. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for our interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements that would substantially duplicate the disclosure contained in the audited financial statements for fiscal 2013, as reported in the Form S-1 of the Company, have been omitted.

General

The Company is in the exploration stage, and is in the process of exploring and evaluating its mineral properties and determining whether they contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable ore reserves, the ability of the Company to obtain the necessary financing to complete development, confirmation of the Company’s interest in the underlying mineral claims and upon future profitable production or proceeds from the disposition of all or part of its mineral properties.

Note 2  Going Concern

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At December 31, 2013, the Company had not yet achieved profitable operations, has accumulated losses of $24,718 and expects to incur further losses in the development of its business, all of which raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds by equity financing and/or related party advances, however there is no assurance of additional funding being available.

Note 3  Related Party Transactions

The related party advances are due to the director and President of the Company for funds advanced.  The advances are unsecured, non-interest bearing and has no specific terms for repayment and totaled $1,400 at December 31, 2013.

The company was charged the following by the President of the Company:

	Three months ended December 31, 2013	Year ended September 30, 2013

Management fees	$ 4,000	$ -

Note 4  Equity Transactions

On November 28, 2013, the Company issued 39,550,000 shares of common stock to investors purchasing common stock during October 2013 for $22,600.

On November 28, 2013, the Company issued 31,850,000 shares of common stock pursuant to subscription agreements entered into during the period ended September 30, 2013.

Note 5  Subsequent Events

On January 22, 2014, the Company affected a forward stock split of its common shares at a ratio of 35 for 1 and to authorize 200,000,000 shares of common stock, $0.001 par value per share. There were 4,840,000 common shares before the split and there were 169,400,000 common shares after the split. The stock split is presented retroactively throughout the financial statements and footnotes.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Preston Corp.

(An Exploration Stage Company)

Las Vegas, Nevada

We have audited the accompanying balance sheet of Preston Corp. (the “Company”) as of September 30, 2013 and the related statements of operations, stockholders' equity and cash flows for the period from January 29, 2013 (inception) through September 30, 2013. Preston Corp.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Preston Corp. as of September 30, 2013 and the results of its operations and its cash flows for the period from January 29, 2013 (inception) through September 30, 2013 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the Company's absence of significant revenues, recurring losses from operations, and its need for additional financing in order to fund its projected loss in 2014 raise substantial doubt about its ability to continue as a going concern. The 2013 financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ LBB & Associates Ltd., LLP

LBB & Associates Ltd., LLP

Houston, Texas

January 21, 2014

PRESTON CORP.
(An Exploration Stage Company)
BALANCE SHEET

ASSETS

September 30, 2013

Current assets:
Cash	$ 6,974

Total current assets	6,974

Property and equipment	1,454

Total assets	$ 8,428

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Advances - related parties	$ 1,400

Total current liabilities	1,400

Total liabilities	1,400

STOCKHOLDERS' EQUITY

Common stock, $0.001 par value, 200,000,000
shares authorized, 98,000,000 shares issued and
outstanding at September 30, 2013	98,000

Additional paid-in capital	(77,000)

Deficit accumulated during the exploration stage	(13,972)

Total stockholders' equity	7,028

Total liabilities and stockholders' equity	$ 8,428

The accompanying notes are an integral part of these financial statements.

PRESTON CORP.
(An Exploration Stage Company)
STATEMENT OF OPERATIONS
For the period from January 29, 2013
(inception) through September 30, 2013

For the period from
January 29, 2013
(inception) through
September 30, 2013

Operating expenses:

Exploration costs	$ 10,958

General and administrative	3,014

Total operating expenses	13,972

Net loss	$ (13,972)

Net loss per share:

Basic and diluted	$ (0.00)

Weighted average shares
outstanding:

Basic and diluted	93,180,328

The accompanying notes are an integral part of these financial statements.

PRESTON CORP.
(An Exploration Stage Company)
STATEMENT OF CASH FLOWS
For the period from January 29, 2013
(inception) through September 30, 2013

For the period from
January 29, 2013
(inception) through
September 30, 2013

CASH FLOWS FROM OPERATING
ACTIVITIES

Net loss	$ (13,972)

CASH FLOWS USED IN OPERATING ACTIVITIES	(13,972)

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of property and equipment	(1,454)

CASH FLOWS USED IN INVESTING ACTIVITIES	(1,454)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from the sale of common stock	21,000

Proceeds from advances, related party	1,400

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	22,400

NET INCREASE IN CASH	6,974

Cash, beginning of period	-

Cash, end of period	$ 6,974

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid on interest expenses	$ -

Cash paid for income taxes	$ -

The accompanying notes are an integral part of these financial statements.

PRESTON CORP.
(An Exploration Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY
Period from January 29, 2013 (Inception) through September 30, 2013

				Deficit
	Common Stock		Additional	accumulated
			paid-in	during the
	Shares	Amount	capital	exploration stage	Total

Balance, January 29, 2013	-	$ -	$ -	$ -	$ -

Issuance of common
stock for cash	98,000,000	98,000	(77,000)	-	21,000

Net loss	-	-	-	(13,972)	(13,972)

Balance, September 30, 2013	98,000,000	$ 98,000	$ (77,000)	$ (13,972)	$ 7,028

The accompanying notes are an integral part of these financial statements.

PRESTON CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

September 30, 2013

Note 1  Basis of Presentation

The Company was incorporated in the State of Nevada on January 29, 2013.  The Company is in the exploration stage and has staked a mineral property located in Nevada and has not yet determined whether this property contains reserves that are economically recoverable.  The recoverability of amounts from the property will be dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying property, the ability of the Company to obtain the necessary financing to complete the development of the property and upon future profitable production or proceeds for the sale thereof.

General

The Company is in the exploration stage, and is in the process of exploring and evaluating its mineral properties and determining whether they contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable ore reserves, the ability of the Company to obtain the necessary financing to complete development, confirmation of the Company’s interest in the underlying mineral claims and upon future profitable production or proceeds from the disposition of all or part of its mineral properties.

Note 2  Summary of Significant Accounting Policies

The financial statements have, in management's opinion, been properly prepared within the framework of the significant accounting policies summarized below:

Going Concern

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At September 30, 2013, the Company had not yet achieved profitable operations, has accumulated losses of $13,972 since its inception, has working capital of $5,574, and expects to incur further losses in the development of its business, all of which raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds by equity financing and/or related party advances, however there is no assurance of additional funding being available.

Income Taxes

The Company uses the assets and liability method of accounting for income taxes.  Under the assets and liability method deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Basic and Diluted Loss Per Share

Basic loss per share is computed using the weighted average number of shares outstanding during the period.  Diluted loss per share has not been provided as it would be anti-dilutive.

Foreign Currency Translation

The Company's functional currency is United States ("U.S.") dollars as substantially all of the Company's operations use this denomination.  The Company uses the U.S. dollar as its reporting currency.

Transactions undertaken in currencies other than the functional currency of the entity are translated using the exchange rate in effect as of the transaction date.  Any exchange gains and losses would be included in Other Income (Expenses) on the Statement of Operations.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Exploration Stage Company

The Company complies with Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) Statement No. 915 and Securities and Exchange Commission Industry Guide 7 for its characterization of the Company as an exploration stage.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original purchase maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using straight-line methods over the estimated useful lives of three to seven years. When property and equipment is sold or retired, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is included in the income statement. The costs of repair and maintenance are included in expenses as incurred. Depreciation expense for the period ended September 30, 2013 was $0.

Mineral Interest

Mineral property acquisition costs are capitalized in accordance with ASC 930. Mineral property exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property are capitalized. To date the Company has not established any reserves on its mineral properties.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, accounts payable and accrued liabilities, and related party advances approximate their fair value because of the short maturity of these instruments.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective accounting standards will have a material effect on the accompanying financial statements.

Note 3  Related Party Transactions

The related party advances are due to the President of the Company for funds advanced.  The advances are unsecured, non-interest bearing and has no specific terms for repayment and total $1,400 at September 30, 2013.

Note 4  Income Taxes

A reconciliation of income tax provision to the provision that would be recognized under the statutory rates is as follows:

September 30, 2013
$
Deferred tax asset attributable to:
Net operating loss	4,700
Valuation allowance	(4,700)
Net	-

The cumulative tax effect at the expected rate of 34% of significant items comprising our net deferred tax amount is as follows:

September 30, 2013
$
Refund attributable to operating loss	4,700
Valuation allowance	(4,700)
Net provision	-

The cumulative tax effect at the expected rate of 34% of significant items comprising our net deferred tax amount is as follows:

The amount taken into income as deferred tax assets must reflect that portion of the income tax loss carry forwards that is more likely-than-not to be realized from future operations.  The Company has chosen to provide an allowance of 100% against all available income tax loss carry forwards, regardless of their time of expiry.

No provision for income taxes has been provided in these financial statements due to the net loss.  At September 30, 2013 the Company has net operating loss carry forwards, which expire commencing in 2033, totaling approximately $14,000, the benefit of which has not been recorded in the financial statements.

Note 5    Equity Transactions

On February 10, 2013, our founder and President was issued 98,000,000 shares of common stock for $2,800.

During the period ended September 30, 2013, the Company received proceeds totaling $18,200 in connection with 31,850,000 shares of common stock issued to various investors. As of September 30, 2013, the shares have not been issued.

Note 6    Subsequent Events

On November 28, 2013, the Company issued 39,550,000 shares of common stock to investors purchasing common stock during October 2013 for $22,600.

On January 22, 2014, the Company affected a forward stock split of its common shares at a ratio of 35 for 1 and to authorize 200,000,000 shares of common stock, $0.001 par value per share. There were 4,840,000 common shares before the split and there were 169,400,000 common shares after the split. The stock split is presented retroactively throughout the financial statements and footnotes.

PRESTON CORP.

47,552,400~~71,400,000~~ SHARES OF COMMON STOCK

PROSPECTUS

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS IS NOT AN OFFER TO SELL COMMON STOCK AND IS NOT SOLICITING AN OFFER TO BUY COMMON STOCK IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Until _____________, all dealers that effect transactions in these securities whether or not participating in this offering may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

The Date of This Prospectus is _______, 2014

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.  Indemnification of Directors and Officers

Our officers and directors are indemnified as provided by the Nevada Revised Statutes (the “NRS”) and our bylaws.

Under the NRS, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company's articles of incorporation that is not the case with our articles of incorporation. Excepted from that immunity are:

(1)

a willful failure to deal fairly with the company or its shareholders in connection with a matter in which the director has a material conflict of interest;

(2)

a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful);

(3)

a transaction from which the director derived an improper personal profit; and

(4)

willful misconduct.

Our bylaws provide that we will indemnify our directors and officers to the fullest extent not prohibited by Nevada law; provided, however, that we may modify the extent of such indemnification by individual contracts with our directors and officers; and, provided, further, that we shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless:

(1)

such indemnification is expressly required to be made by law;

(2)

 the proceeding was authorized by our Board of Directors;

(3)

such indemnification is provided by us, in our sole discretion, pursuant to the powers vested us under Nevada law; or

(4)

such indemnification is required to be made pursuant to the bylaws.

Our bylaws provide that we will advance all expenses incurred to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was our director or officer, or is or was serving at our request as a director or executive officer of another company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request.  This advance of expenses is to be made upon receipt of an undertaking by or on behalf of such person to repay said amounts should it be ultimately determined that the person was not entitled to be indemnified under our bylaws or otherwise.

Our bylaws also provide that no advance shall be made by us to any officer in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made: (a) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding; or (b) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to our best interests.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 25.   Other Expenses of Issuance and Distributions

The estimated expenses of this offering in connection with the issuance and distribution of the securities being registered are as follows:

SEC registration fee	$459.82
Accounting and audit fees and expenses	5,000.00
Legal fees and expenses	10,000.00
Electronic filing fees	1,000.00
Miscellaneous	500.00
Total:	$16,959.82

Item 26.  Recent Sales of Unregistered Securities .

Subsequent to the formation of the Company, on January 29, 2013, the Company issued 98,000,000 shares of our Common Stock to our founder and President, Mr. Stephenson, for $2,800.  The Common Stock was issued pursuant to the private placement exemption provided by Section 4(2) of the Securities Act.  The Common Stock issued is deemed to be “restricted securities” as defined in Rule 144 under the Securities Act and the stock certificates bear a legend limiting the resale thereof.

Between August 20 and October 7, 2013 the Company sold, in a Regulation S private placement,~~We completed an offering of~~ 71,400,000 shares of our common stock at a price of $0.02 per share to a total of 34 purchasers. The stock certificates were issued on November 28, 2013.  The total amount received by the Registrant from this offering was $40,800.  These shares were issued pursuant to Regulation S of the Securities Act.  The purchasers in this offering were as follows:

Name of Shareholder	Number of Shares
Vincent Andrews	1,750,000
Lashan Balfour	1,050,000
Mildred Butterfield	2,450,000
Leroy Burrows	3,500,000
Douglas Cassar	3,500,000
Robyn Davis	1,750,000
Eltoya Deveaux	1,400,000
Eltura Deveaux	3,500,000
Eldica Fawkes	3,675,000
Minerva Forbes	1,575,000
Alisa Gibson	1,750,000
Hezekiah Gibson	1,400,000
Alphanette Grant	1,750,000
Koreh King	1,400,000
Iriana McPhee	2,275,000
Pettianne McPhee	2,625,000
Emily Morley	2,100,000
Franchot Morley	1,750,000
Vernita Moss	2,450,000
Ingrid Pratt	1,750,000
Neil Quant	1,750,000
Shari Quant	1,400,000
Sophia Quant	2,625,000
Hannah Rahming	2,100,000
Ana Smith	1,225,000
Cynara Smith	1,750,000
Julian Smith	3,500,000
Shenika Smith	1,400,000
Thomas Smith	2,450,000
Phyllis Sullivan	1,225,000
Cherice Sweeting	2,625,000
Lawson Sweeting	2,100,000
Carlos Thonpson	1,750,000
Kim Thompson	2,100,000

The offer and sale of all shares of our common stock listed above were affected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Regulation S promulgated under the Securities Act.  The investors acknowledged the following: the investor is not a United States Person, nor is the investor acquiring the shares directly or indirectly for the account or benefit of a United States Person.  None of the funds used by the investor to purchase the shares have been obtained from United States Persons.  “ United States Person ” within the meaning of U.S. tax laws, means a citizen or resident of the United States, any former U.S. citizen subject to Section 877 of the Internal Revenue Code, any corporation, or partnership organized or existing under the laws of the United States of America or any state, jurisdiction, territory or possession thereof and any estate or trust the income of which is subject to U.S. federal income tax irrespective of its source, and within the meaning of U.S. securities laws, as defined in Rule 902(o) of Regulation S, means: (i) any natural person resident in the United States; (ii) any partnership or corporation organized or incorporated under the laws of the United States; (iii) any estate of which any executor or administrator is a U.S. person; (iv) any trust of which any trustee is a U.S. person; (v) any agency or branch of a foreign entity located in the United States; (vi) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person; (vii) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States; and (viii) any partnership or corporation if organized under the laws of any foreign jurisdiction, and formed by a U.S. person principally for the purpose of investing in securities not registered under the Securities Act, unless it is organized or incorporated, and owned, by accredited investors (as defined in Rule 501(a)) who are not natural persons, estates or trusts.

Each of the individuals or entities had access to information about our business and financial condition and was deemed capable of protecting their own interests.  The securities were issued pursuant to the private placement exemption provided by Regulation S and/or Rule 506 of the Securities Act.  These are deemed to be “restricted securities” as defined in Rule 144 under the Securities Act and the stock certificates bear a legend limiting the resale thereof.

Item 27.   Exhibits

Exhibit No.	Description of Exhibit
Exhibit 3.1*	Articles of Incorporation and Amendment of the Registrant.
Exhibit 3.2*	Bylaws of the Registrant
Exhibit 5.1	Opinion of Barnett & Linn re: the legality of the shares being registered.~~*~~
Exhibit 23.1	Consent of Barnett & Linn (included in Exhibit 5.1).~~*~~
Exhibit 23.2	Consent of LBB & Associates Ltd., LLP, independent registered public accounting firm.
Exhibit 23.3*	Consent of Charles P. Watson, Geologist.

* Previously filed~~To be filed~~

Item 28.  Undertakings

The undersigned Registrant hereby undertakes to:

(a) file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i) include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) include any additional or changed information with respect to the plan of distribution.

(b) that, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) to file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(d) that insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registration of expenses incurred or paid by a director, officer or controlling person to the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(e) that, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(f) that, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the Registrant relating to the offering filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the Registrant or used or referred to by the Registrant;

(iii)  the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)  any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto authorized in the City of Carson, State of Nevada on April  7 ,~~February 14,~~ 2014.

PRESTON CORP.

By: /s/ Laurence Stephenson
Laurence Stephenson
CEO, President, Secretary/Treasurer, and Director
(Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

By: /s/ Laurence Stephenson
Laurence Stephenson
CEO, President, Secretary/Treasurer, and Director
(Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer)
Date: April 7 ,~~February 14,~~ 2014

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
Exhibit 3.1*	Articles of Incorporation and Amendment of the Registrant.
Exhibit 3.2*	Bylaws of the Registrant.
Exhibit 5.1	Opinion of Barnett & Linn re: the legality of the shares being registered.
Exhibit 23.1	Consent of Barnett & Linn (included in Exhibit 5.1).
Exhibit 23.2	Consent of LBB & Associates Ltd., LLP, independent registered public accounting firm.
Exhibit 23.3*	Consent of Charles P. Watson, Geologist

* Previously~~To be~~ filed